

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, SC 29681

> **Re:** **KEMET Corporation and Additional Registrants**
> **Registration Statement on Form S-4**
> **Filed October 26, 2010**
> **File No. 333-170147**

Dear Mr. Lowe:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Additional Registrants

1. We note from your disclosure on page 30 that obligations under the Exchange Notes will be secured, in part, by liens on the capital stock of subsidiaries organized in Mexico, Singapore and Italy. Please provide us with an analysis of whether the liens on the capital stock of these subsidiaries involve an offer or sale of securities that is subject to the Securities Act of 1933 and should be included in your Form S-4.

Exchange Offer, page 8

2. Your disclosure in the third bullet point on page 10 and in the fourth bullet point on page 46 appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your affiliates in this offering is consistent with the no-action letters you cite. Alternatively, if no affiliates will participate in the exchange, please

amend your disclosure in this section and elsewhere, as appropriate, to remove any implication to the contrary.

Exchange Offer, page 43

3.   It appears that your correspondence dated October 29, 2010 does not include all of the representations contained in the no-action letters which you cite. For instance and without limitation, you do not represent that any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities will confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange securities. Please refer to Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please revise the letter accordingly.

Signatures

4.   Please indicate clearly below the second paragraph of text required on the Signatures page for each registrant who is signing in the capacity of (1) principal executive officer, (2) principal financial officer, and (3) principal accounting officer or controller of that registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   H. Kurt von Moltke, P.C. – Kirkland & Ellis LLP